EXHIBIT 99.1

Emerald Health Therapeutics, Pure Sunfarms, and Village Farms Settle All Disputes

VANCOUVER, British Columbia, March 03, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has entered into a settlement agreement (the "Settlement Agreement") with Village Farms International, Inc. ("Village Farms") and Pure Sunfarms Corp. ("PSF," and together with Emerald and Village Farms, the "Parties") regarding disputes between the Parties (the "Settlement"). On completion of the Settlement the arbitration process involving the Parties will be discontinued.

“We are pleased to have reached a comprehensive Settlement Agreement that resolves all disputes among the Parties," said Riaz Bandali, President and Chief Executive Officer of Emerald. "The Settlement Agreement allows Emerald, PSF and Village Farms to put their previous disputes aside and work together toward building on the tremendous performance of PSF to date.”

Pursuant to the Settlement Agreement, the supply agreements (collectively, the "Supply Agreements") entered into between Emerald and PSF dated December 21, 2018, which was for the 40% supply provision by PSF to Emerald in 2019, at a guaranteed price for 2019, and March 29, 2019, which was for the 25% supply provision by PSF, at a guaranteed price adjusted on a semi-annual basis to Emerald from 2020 to the end of 2022, respectively, will both be terminated effective as of December 31, 2019, and Emerald will be released from all previous, current, and future obligations, liabilities and payments thereunder. The termination of the Supply Agreements removes the uncertainty regarding the potential obligation of Emerald to make any payments to PSF under the terms of those Agreements and provides Emerald with full flexibility regarding future access to, and supply of, wholesale cannabis.

In exchange, Emerald will forfeit all amounts due from PSF pursuant to a shareholder’s loan of $13 million plus accrued interest of $1.1 million that Emerald previously advanced to PSF, and it will issue a promissory note to PSF in the amount of $952,237.

Emerald will cancel 5,940,000 of its common shares of PSF (currently held in escrow), fully resolving all issues in the arbitration process related to Emerald’s decision to offset a $5.94 million payment against its shareholder loan in November 2019 regarding Delta 2. Emerald has also agreed to transfer 2.5% of its PSF equity to Village Farms.

The Parties have agreed that $8,000,000 provided by Village Farms to PSF in 2020 will be converted into additional common shares of PSF.

Upon completion of the Settlement and the other transactions referred to above, Emerald will hold a 42.6% equity interest in PSF and retain three of six seats on the PSF board of directors.

The Parties have agreed to use their reasonable commercial efforts to complete the Settlement by March 6, 2020. Completion of the Settlement is subject to the delivery of certain documents by all Parties. Although Emerald expects the settlement transactions to close, as described herein, no assurance can be given that such transactions will ultimately close.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: Pure Sunfarms, its Joint Venture in British Columbia, with its 1.1 million square foot Delta 3 greenhouse operation producing high quality, affordably priced products; Verdélite, a premium craft operation with an 88,000 square foot indoor facility in Québec; and Metro Vancouver, a health and wellness-oriented organic greenhouse (78,000 square feet) and outdoor operation. Its Emerald Naturals joint venture is creating a new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: completion of the transactions set out in the Settlement Agreement; discontinuance of the arbitration process; production and processing capacity of various facilities; expansion of facilities; and expansion of distribution of endocannabinoid-supporting products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.